Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-214712
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TRANSCRIPT: Q4/FULL YEAR 2016 TIME WARNER INC. EARNINGS CALL
FEBRUARY 8, 2017 1:30 GMT

CORPORATE PARTICIPANTS
 Jessica Holscott Time Warner Inc. - SVP of IR
 Jeff Bewkes Time Warner Inc. - Chairman & CEO
 Howard Averill Time Warner Inc. - EVP & CFO
 John Martin Time Warner Inc. - Chairman & CEO Turner Broadcasting System, Inc.
 Richard Plepler Time Warner Inc. - Chairman & CEO Home Box Office, Inc.
 Kevin Tsujihara Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

CONFERENCE CALL PARTICIPANTS
 John Janedis Jefferies LLC - Analyst
 Michael Morris Guggenheim Securities LLC - Analyst
 Vasily Karasyov CLSA - Analyst
 Ryan Fiftal Morgan Stanley - Analyst
 Alexia Quadrani JPMorgan - Analyst
 Kannan Venkateshwar Barclays Capital - Analyst
 Bryan Kraft Deutsche Bank - Analyst
 Doug Mitchelson UBS - Analyst

 PRESENTATION

Operator

 Welcome to the Time Warner Inc. fourth-quarter and full-year 2016 earnings call. My name is Rob and I will be your operator for today's call. (Operator Instructions). Please note that this conference is being recorded. I will now turn the call over to Jessica Holscott, Senior Vice President of Investor Relations. Ms. Holscott, you may now begin.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 Great, thanks, Rob, and good morning, everyone. Welcome to Time Warner's fourth-quarter and full-year earnings call. First, we report certain non-GAAP financial measures. The reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in our earnings release and trending schedules. These reconciliations are available in the Investor Relations section of our website.

Second, today's announcement includes certain forward-looking statements which are based on management's current expectations. Actual results may vary materially from those expressed or those implied by these statements. Please see our 10-K and 10-Q for the items that could affect future results or performance.

I will now turn the call over to Jeff Bewkes, Time Warner's Chairman and CEO, who will be followed by Howard Averill, Time Warner's CFO. And after their prepared remarks our divisional CEOs, John Martin, Richard Plepler and Kevin Tsujihara and our General Counsel, Paul Cappuccio, will join us for our Q&A session. Jeff?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Thanks, Jessica, and thanks, everybody, for listening in this morning. We had an outstanding fourth quarter topping off a very successful year in 2016. For the year our revenues increased 4% to $29.3 billion, and adjusted operating income grew 10% to $7.6 billion, with record results at each of our divisions. Adjusted EPS was up 23% to $5.86 per share. That is our eighth consecutive year of double-digit growth in adjusted EPS.

Now looking at the fourth-quarter, revenues grew 11% to $7.9 billion with increases at each of our divisions. And adjusted operating income increased 25% to $1.8 billion. We generated a record $4.4 billion in free cash flow and we returned close to $3.6 billion to shareholders in share repurchases and dividends over the course of the year.

What is driving these results is the same combination of strong execution, continued investment in our businesses, and disciplined capital allocation that has enabled us to provide superior long-term returns to our shareholders.

Our strategy starts, as you all know, with investing in and creating the world's most compelling video content. We then ensure that it can be accessed and enjoyed by consumers wherever, whenever and on whatever device they want all around the world. And increasingly that means working with both our distribution partners and on our own to ensure great experiences that connect consumers with our content and our brands.

You can see the success of this strategy across each of our businesses last year. Let me share a few highlights, we'll start at the networks.

In 2016, Turner made terrific progress on its goal of transforming its leading portfolio of entertainment, news, sports and kids brands, investing in each of its businesses to make them ever more powerful and engaging for audiences.

For the year among adults 18 to 49 in prime time we held three of the top five slots among ad supported cable networks with TBS, TNT and Adult Swim. And in fact, TBS was the number one entertainment network in prime for the fourth consecutive year, showcasing a great mix of fresh original, sports and acquired content.

Early last year we began introducing a lineup of bold new comedies that includes Angie Tribeca, The Detour and Wrecked. We've also had a breakout success in Full Frontal with Samantha Bee, which during the summer began outpacing The Daily Show and continued to do so in the fourth quarter.

We also added two new comedies in People of Earth and Search Party, which debuted to strong critical reviews. All of the freshman shows have been renewed. And if you haven't seen them, we have made the entire seasons available on demand to binge view as with all the latest Turner original series, all On Demand.

So if 2016 was TBS' year, we expect 2017 to belong to TNT. It is just underway in its refresh process, but it is already off to an encouraging start with newcomers Animal Kingdom produced by Warner Bros. and Good Behavior, both of which have also been renewed.

And this year we are rolling out a slate that includes exciting new series like The Alienist, Will and Claws. Add in compelling franchise movies which include those from the DC universe and the entire Star Wars library, and recent Marvel movies, and you can see why we are very confident in TNT's future as the home for great drama.

Another part of Turner's success, a critical part, and -- well, basically a vital part, is our success in sports, and our rights to the NCAA tournament, the NBA and major league baseball. Last year we had the NCAA men's basketball championship game for the first time ever and we generated record revenues across our March Madness properties.

This is such a strong relationship for us that we, along with CBS, renewed our deal with the NCAA through 2032. Our NBA package also continues to deliver tremendous results and that was highlighted by game seven of last year's -- last season's Western Conference finals, it became the most-watched telecast ever in the history of TNT.

We also launched our ELEAGUE gaming network and partnership with WME/IMG and that is off to a promising start and it is already bringing new younger viewers to TBS.

Speaking of younger viewers, I have to mention Adult Swim again and its leading position with millennial audiences. In 2016, it was the number one network among 18- to 34-year-olds for the 12th year in a row.

Now what a year for CNN, the number one news network among adults 18 to 49 in prime time. Let's just say that again. The number one news network among adults 18 to 49 in prime time and the number one digital news destination in 2016. CNN capped off its most watched year ever with a record-setting election night ranked number one in prime that evening across all cable and broadcast networks.

With the historic US presidential election behind us and the new administration in place we have every confidence that CNN will continue to reinforce its reputation as not only the source the world turns to for trusted news coverage, but also as a destination for compelling original series and documentaries.

And internationally Turner launched a dozen new networks while holding its position as the number one portfolio of pay TV networks across Latin America. Whether it is content, advertising or distribution, Turner is making important progress evolving its business in ways that recognize changing media habits and that put the consumer first.

Last year Turner continued to build on the successful 2015 launches of short form new site Great Big Story and digital studio Super Deluxe. And in November Turner Classic Movies launched FilmStruck, a new over-the-top service for lovers of art house movies.

And in distribution, Turner has demonstrated the value of this portfolio by being an anchor tenant on each of the new VMV -- virtual MVPD services that have launched as well as on Hulu's upcoming new service.

Now let's move to the gold standard in premium video, Home Box Office. HBO had another great year while making investments for an even stronger original programming lineup. Once again 2016 brought more primetime Emmy awards to HBO than any other network and that is for the 15th straight year.

Game of Thrones' 6th season hit record viewership of 26 million people per episode, that is about a 50 rating on HBO -- actually more than that on the sub base. And we also had the biggest launch of a new series in HBO history with Westworld, it is produced by Warner Bros. and it surpassed even the Game of Thrones first season.

I want to pause on that and say that even with the explosion of new outlets and choices in this golden age of video, HBO remains singular in its ability to attract artists who push the boundaries of what is creatively possible. And that is the case whether it is on epic scale of a show like Westworld or on a human scale with a show like Girls, which begins its sixth and final season this weekend.

You will also see that in our upcoming limited series Big Little Lies with a stellar cast including Nicole Kidman and Reese Witherspoon, which follows last year's acclaimed series The Night Of.

In 2016 at HBO we also premiered the well received freshman seasons of Insecure, Divorce, Vice Principals and High Maintenance and those ran alongside returning comedy powerhouses, Veep, Silicon Valley and Ballers.

Of course HBO offers much more than its original programming. It has got the best lineup of recent Hollywood films -- hit films available anywhere. And they account for a significant amount of HBO's viewership.

When you add in great documentaries, sports and late-night powerhouses like Last Week Tonight with John Oliver, or Real Time with Bill Maher, both of which experienced record viewership last year, as well as our new nightly series, Vice News Tonight, you can see why HBO stands out from the pack and why we are very confident about the growth opportunities ahead.

HBO has also been blazing the trail on connecting with consumers through its streaming product, which added distribution on Microsoft's Xbox, on Samsung Smart TVs, Sony's PlayStation and Amazon Prime channels in 2016. In total, HBO recently surpassed 2 million domestic over-the-top subscribers, so we are really pleased with the progress. And HBO is just as focused on reaching consumers abroad with over-the-top launches in Spain, Brazil and Argentina in 2016.

Finally let's turn to Warner Bros., the global entertainment leader. Warner had another record year with strong results in television and film and a growing consumer products business that ties into its focus on franchise properties.

In movies we reached nearly 5 billion in global box office, that is the second-best year in our history. And it was driven across a range of hits led by our franchise releases Batman v. Superman, Suicide Squad and Fantastic Beasts and Where to Find Them. But the depth and diversity of our slate was also on display with strong performances from movies like Central Intelligence, Lights Out, The Conjuring 2 and Sully.

We are just as excited about 2017 with a lineup that starts with the LEGO Batman movie, which opens, by the way, this weekend. And we also have the highly anticipated next installments in our DC slate with Wonder Woman in June and Justice League in November.

In television at Warner's we were the number one supplier to broadcast networks again, this is now for the eighth year in a row, with at least four shows on each network this season. And that includes the number one overall series on television, The Big Bang Theory, and the number one non-scripted series on television, The Voice, as well as newcomers like Lethal Weapon and Riverdale.

We have mentioned before that our DC franchise has been one of our most important priorities at Warner's, and you can see the results not just at the box office but also in the 10 DC-based shows we have on TV. And the $4.5 billion consumers spent on DC merchandise last year, contributing to our record performance in consumer products. And finally in our hit videogame franchises including Injustice 2, which we'll release this coming May.

Similar to Turner and HBO, Warner Bros. also continues to make strides in developing direct-to-consumer capabilities to serve its fans in today's evolving environment. We created the Warner Bros. Digital Networks division and we closed deals to buy Machinima, giving us a platform to connect to coveted and hard-to-reach young gamers, and DramaFever, which gives us the capability to launch and operate new over-the-top broadband VOD services.

Across our Company we had a very active and successful year and were inspired by the future of media that we are helping to shape. As we have said many times before, connecting more directly with consumers as our businesses evolve, both within and outside the existing ecosystem, is one of our most important strategic priorities and we are making a lot of progress.

We believe our deal to be acquired by AT&T, which we announced on October 22, will further enhance our ability to innovate and thrive. The special meeting of shareholders to vote on the transaction will be held a week from today. The regulatory review process is underway and we remain confident that the deal will be approved later this year.

Once that happens we are very excited about the potential of combining AT&T's great strength in mobile and video distribution and its fantastic customer relationships with the world's greatest storytelling. And the value we can create together by accelerating the evolution of our Company and our industries for the benefit of consumers.

In the meantime we remain very confident in our ability to continue to lead the industry both creatively and financially, not just for 2017, but for many years to come. Thanks again for listening and with that let me turn it over to Howard.

 Howard Averill - Time Warner Inc. - EVP & CFO

 Thanks, Jeff, and good morning. I will begin by referring to the first slide of our presentation which is now available on our website. Starting with consolidated results, we finished 2016 with a great fourth quarter. Revenues increased 11%; adjusted operating income was up a very strong 25% with growth across all divisions. And adjusted EPS grew 18%.

We also had strong results for the full year with revenue up 4%, adjusted operating income up 10% as each of our divisions posted record profits leading to our eighth consecutive year of double-digit growth in adjusted EPS.

Margins expanded over 100 basis points for the year even as we increased our investment in content and marketing across the Company to over $15 billion. And we continue to remain focused on tightly managing overhead costs and operating efficiently to help fund these investments.

Adjusted EPS increased 23% to $5.86 for the year, which included a $0.29 net tax benefit related to a tax accounting method change that we recognized in the third quarter. Excluding the tax benefit, adjusted EPS would have increased a robust 17% to $5.57 led by our strong operating performance as well as a lower share count.

In 2016 we repurchased $2.3 billion of our stock prior to discontinuing share repurchases in October as a result of the pending merger with AT&T. And combined with our dividend we returned close to $3.6 billion to shareholders during the year. So we delivered strong financial results in 2016 while continuing to make investments across our businesses to sustain attractive growth over the long-term. And we expect to carry that momentum into 2017.

Looking ahead, in order to better reflect our operating performance and given the volatility in certain below-the-line items that impact our adjusted EPS, we are providing 2017 guidance for adjusted operating income which we expect will grow in the high-single-digits based on current exchange rates. I will provide more context on the key drivers across our businesses throughout my presentation.

Now turning to the segments. I will start at Turner where we closed out a record year with another quarter of strong profit growth as we continue to benefit from our domestic affiliate renewals. Subscription revenues increased 14% in the fourth quarter and were up 12% for the year, including a 150 basis point FX headwind.

Domestic subscription revenues grew 15% in the quarter and we finished 2016 up over 14%, on the higher end of what we expected coming into the year. So we are really pleased with the outcome of our affiliate renewals and we remain confident in our outlook for solid double-digit domestic subscription revenue growth in 2017. International subscription revenue was up in the high-single-digits in the quarter and that included a 300 basis point drag from FX.

Advertising revenue was down 2% in the fourth quarter; that was a bit below our expectations because of a slowdown in certain international regions. As a result international advertising declined mid-single-digits excluding about a 350 basis point drag from FX. However, we still believe secular trends internationally remain strong.

Domestically we faced a 300 basis point headwind from the comparison to last year's record major-league baseball post-season performance. Even so, advertising was flat in the quarter. That capped off a strong year for domestic advertising which increased mid-single-digits. The growth was led by the record performing at our news business as it benefited from the presidential election coverage, as well as healthy demand for our premium sports properties.

Looking at the first quarter, we expect total advertising revenue to be flat to up low-single-digits. The scatter market remains healthy with pricing up double-digits versus the upfront at our domestic entertainment networks. And we expect our sports and news businesses to be the key drivers and international trends to improve.

Moving on, Turner's strong revenue trends resulted in adjusted operating income growth of 9% in the fourth quarter and 8% for the year, and we achieved that while continuing to make significant investments at programming, marketing and new digital initiatives. Programming expenses were flat in the fourth quarter and up low-single-digits excluding programming charges for both periods.

For the full year programming was up 5% primarily related to higher sports costs and CNN's election coverage. Marketing costs increased around 20% both for the quarter and the year as we invested in the rebrands at TNT and TBS including support for our new original series.

Overall Turner delivered great financial results in 2016 and has a lot of operating momentum. And with the strength of our brands and the investments we are making across the business we believe we are very well positioned to continue delivering attractive growth for the long-term.

Turning now to HBO, where our investments in high-quality programming contributed to double-digit profit growth in the fourth quarter and have positioned HBO to capitalize on the big global opportunity for subscription services.

Domestic subscription revenue was up in the mid-single-digits for the quarter and the year. Similar to recent quarters, we continue to see subscriber headwinds at our traditional affiliate, especially those involved in M&A integration. As a result, despite very strong growth in digital subscribers, total domestic subs across HBO and Cinemax were essentially flat for the year.

Looking forward we believe HBO has a big untapped subscriber opportunity in the US and capitalizing on that is our most important long-term growth driver. So in the deals we have recently signed we are emphasizing subscriber growth. That means as our partners grow HBO subs it will benefit our subscription revenue growth.

And while it takes time to implement new deals, we are very encouraged with the initial progress on the deals we have closed. However, finishing this affiliate cycle has taken longer than anticipated and we are still in the midst of renewing some deals, so we do not expect sequential improvement in subscription revenue growth in the first quarter.

But we do anticipate that sub revenue trends will improve as the year progresses, especially in the second half of 2017 as we complete affiliate negotiations and continue to expand our digital distribution. We've seen a nice pick up in OTT sub growth recently and our goal is to add more digital partners later this year.

Along with a return to subscriber growth in our traditional business that should contribute to a solid increase in total subs for the year. In taking all these factors into account, we anticipate high-single-digit growth in subscription revenue for the year.

Moving on, content and other revenues were up 7% for the quarter mainly due to higher home video revenue. For the year content and other revenues grew 2% primarily reflecting healthy growth in international licensing as demand for HBO's original content remains robust.

Across HBO's international networks, including unconsolidated JVs, revenues were up double-digits for the year excluding FX, and that is a result of strong trends in the Nordics and LATAM. Adjusted operating income was up 10% for the quarter and 3% for the year.

Programming expenses declined 2% in the fourth quarter given the comparison to last year's programming charges. Excluding the charges from both periods and the benefit from reduced amortization this year, programming costs were up double-digits in the quarter and the year. That is a result of our continued investments in original programming including new series like Westworld, Divorce, The Night Of and Insecure.

So we continue to make progress on our strategic initiatives in 2016 and we have a lot of momentum on the content side. With global demand for HBO's distinctive premium content only growing and subscription revenue trends improving, we are confident HBO can deliver healthy growth for years to come.

Now looking at Warner Bros., where our theatrical business continues to perform exceptionally well thanks to our franchise led film slate. And that resulted in significant profit growth including record adjusted operating income for both the quarter and the year.

Coming into the year we planned for theatrical to be the primary driver at Warner's and that is exactly what played out. Our 2 DC movies and first Fantastic Beasts installment led a very strong diverse slate that drove high-single-digit growth in theatrical revenues in 2016. And we more than doubled theatrical profits making this our most profitable film slate in close to a decade.

The success of the film slate is also contributing to healthy growth in our consumer-products business where revenue increased close to 40% last year. So we are already benefiting from the new strategy we put in place and think we have a big opportunity to keep growing our consumer products business over the next few years.

In TV we had difficult comparisons on the licensing side, but total revenues were up in the quarter and for the year mainly due to double-digit growth in initial telecast revenue. That is a result of increased production reflecting Warner's continued expansion into cable, premium and SVOD production.

Additionally, we continue to benefit from strong international licensing demand for Warner's TV content. As we discussed, we also had difficult comparisons in games after record results in 2015 and no franchise console releases last year. So as expected, revenues declined significantly. Looking to 2017 we have a strong lineup anchored by two franchise console releases and several mobile games, so we are set up for a great year in games.

Across theatrical and TV, home entertainment revenues were down double-digits for the year primarily due to fewer releases and a softer home video release schedule. But revenue did grow starting in the second half of 2016 as our franchise titles started to move into the home entertainment window.

We also remain encouraged by EST, which was up double-digits for the year. And digital now represents about half of our home entertainment profits. So we are encouraged as we head into 2017 when we expect to grow both home entertainment revenue and profit.

Overall, Warner Bros. had another terrific year thanks to great execution of its strategy focused on monetizing key global franchises across all its businesses. And with a tremendous multi-year film slate, healthy trends in the TV business and upcoming franchised games releases, Warner is positioned to deliver strong growth in attractive operating income in 2017 and beyond.

Turning to the next slide, we also had a great year for free cash flow, which increased 22% to a record $4.4 billion. So we converted 94% of our earnings into cash, continuing our strong track record of conversion. We benefited from strong growth in adjusted operating income as well as lower cash taxes related to the tax accounting change I mentioned earlier. Looking to 2017, while we certainly have difficult comparisons especially on cash taxes, we expect strong conversion and another year of healthy free cash flow.

Moving on to our balance sheet, we ended 2016 with $22.8 billion of net debt, that's up from 2015 mainly due to our share repurchases and dividends. It also reflects about $1 billion in debt redemption premiums and costs associated with our tender offers in December.

We spent about $800 million on M&A for the year largely related to the investment at Hulu we made in August. So we ended the year right around our leverage target of 2.75 times and with share repurchases discontinued we continue to expect our net leverage ratio to decline as we progress through 2017.

So on the whole we had a great year in 2016 and we believe we are set up for a strong 2017 and I will touch on some of the key items for the year ahead.

Starting at Turner, we anticipate solid double-digit domestic subscription revenue growth as we continue to benefit from affiliate renewals. At the same time, as we planned for, we expect programming costs to grow in the double-digits, primarily due to the new NBA deal, which will account for approximately $400 million of incremental costs in the first half of 2017.

And similar to the past few years, Turner remains focused on constraining overhead costs to help fund these investments and great content and new growth opportunities. So that should add up to another year of healthy revenue trends and solid profit growth at Turner.

At HBO, as I mentioned, we expect subscription revenue growth to be in the high-single-digits in 2017. That growth should step up through the year as we complete additional affiliate deals, continue to make progress implementing our new deals and expand digital distribution. The improvement in subscription revenue trends should translate to attractive adjusted operating income growth in 2017.

At Warner's we are also poised for healthy growth in adjusted operating income led by our theatrical and video game businesses. Our franchise slate continues in 2017 with two more DC films as well as the LEGO Batman movie. And we expect other businesses like home entertainment, consumer products and TV licensing, will benefit from the strong film slate and recent theatrical success.

I already mentioned our strong games slate this year. We also continue to see healthy demand in our TV business and expect another year of solid results as we further expand production.

So we are positioned to deliver attractive financial results at all of our businesses and that is reflected in our expectation for 2017 adjusted operating income growth to be in the high-single-digits. Given the NBA deal costs in the first half, the timing of improvement in HBO sub revenue trends, and the cadence of the film and game slate of Warner Bros., at this point we anticipate that growth will be heavily weighted to the second half of the year.

Overall we are very pleased about how we are executing across the Company and the progress we are making on key initiatives. And we expect to deliver healthy growth in 2017 even as we continue to make important investments in high-quality video content and new business models that should position us to sustain attractive growth trends well into the future. With that let me turn it back to Jessica to start the Q&A.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 Great, thanks, Howard. Rob, do you want to open up the queue and get the first question, please?
 QUESTION AND ANSWER

Operator

 (Operator Instructions), John Janedis, Jefferies.

 John Janedis - Jefferies LLC - Analyst

 Jeff, understanding many of the virtual MVPDs haven't launched yet, based on what you are seeing or expecting, can you update us on your view to what extent you think they will be incremental to the ecosystem? And do you think that will be clear by the end of this year or is that more of a multi-year story in terms of playing out?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 I will start and go to John. Look, there is a lot of them that have different price points as we all know. There is also a fair degree of variation in the reach of some of these virtual MVPDs in terms of their sub bases and platforms. So all that is a very healthy development, as we have been predicting. You have new entrants coming in all the time, Amazon, Hulu, etc.

Given the range of all of these things I think it is safe to say that what they are going to help do is invigorate consumer interest everywhere in watching networks on demand, watching them on the go and mobile devices and a whole range of offerings which is what I think we'd all like to see. And what that is doing is fueling production, increases in production spending across the network industry. So terrific, and of course Warner's, as the biggest supplier to all networks, is part of that.

I think it is too early to say, if you are asking for timing, what the relative size of the virtual MVPD sub growth is let's say in 2017 versus what the continued slope of the at-home ecosystem sub count turns out to be. So I don't have a specific answer for that. And, John, let me turn it to you to put the pressure on you if you have one.

 John Martin - Time Warner Inc. - Chairman & CEO Turner Broadcasting System, Inc.

 Yes. No, look, I don't have a lot to add to that, but I would say that our outlook doesn't assume a material benefit this year from virtual MVPD. So that is important when you think about the guidance we have given for subscription revenues. But certainly there is an opportunity for that.

Between DIRECTV Now, Sling and Sony, each of them have really started to gain traction very recently proving that there is consumer demand for smaller video packages with top networks at lower prices. I think if you aggregate the number of subscribers for the three we are approaching 2 million now in the United States.

And if new OTT offerings can combine attractive pricing and packaging with great On Demand content, better interfaces and easier navigation, we think that we can attract new subs into the ecosystem. And importantly, we think a lot of these subs are not cannibalizing existing subscribers.

So that is a great opportunity for Turner to take share. Since we are in all the major virtual MVPDs that have launched to date and we expect to be in those packages with wide consumer appeal.

 John Janedis - Jefferies LLC - Analyst

 That is helpful, thanks, guys. Maybe, Howard, quickly. You talked about the affiliate fee growth in the US coming at the top end of the expectation for the year. Can you talk about the drivers of that? Did the sub declines come in better for the year or was there some sort of positive mix to highlight?

 Howard Averill - Time Warner Inc. - EVP & CFO

 No, I think sub declines have been what we've expected. And we have always talked about the fact that in any given quarter you can see some minor adjustments and that is why we have focused overall on the full year. But there is nothing in particular that is driving that, John.

 John Janedis - Jefferies LLC - Analyst

 All right, thank you.

 John Martin - Time Warner Inc. - Chairman & CEO Turner Broadcasting System, Inc.

 I mean there were some minor adjustments that went our way, (inaudible).

Operator

 Michael Morris, Guggenheim Securities.

 Michael Morris - Guggenheim Securities LLC - Analyst

 Two topics, first on HBO. The 2 million domestic over-the-top subs is an impressive number. But to your point, it doesn't seem to be additive yet and you are focused on the subscriber growth next year. Can you talk in a little more detail about how in your renegotiations you are able to move to that subscriber growth that you are anticipating? Anything to help us on the mechanics there would be great.

And then second, you have made some big investments in basketball. We have seen weakness in ratings in football over the past year and that has caused some concern about these sports rights. Can you just tell us what you are seeing in basketball and why you feel optimistic about the value of those contracts? Thanks.

 Richard Plepler - Time Warner Inc. - Chairman & CEO Home Box Office, Inc.

 Mike, hi, it is Richard. Thank you for your question. The deals that we completed already I think are very indicative of why we are so encouraged and why we are looking optimistically and confidently to sub revenue acceleration in the second half of the year.

Look, the blended penetration on the two deals that we completed is less than 50% of what the acquired company's penetration is. And we have built incentives into those deals to drive that blended penetration up not only to where the acquired companies are, which are in the high 30s, low 40s, but beyond that.

So as we look forward with those partners, the nature of the packaging, the nature of the marketing makes us very comfortable that we are going to see that sub acceleration, number one.

Number two, in the deals -- couple deals that we have remaining, I think they too are going to see the opportunity before them to grow penetration beyond where they are now. And in some of our higher performing affiliates I think there is opportunity to go even further.

So we like the deals that we have completed; we will finish the rest of our deals in the coming months. And I would say about our OTT business, it is very, very dynamic. It is actually 3x of the number that we reported at the end of 2015. And I think that shows not only the robust demand for HBO, but the opportunity we have out there not only in the traditional ecosystem but outside of it.

So we are looking very confidently to this year. These deals take time, the integration takes time. In one of our major deals they are just beginning to put us into the packaging that we have codified into the deal at the end of this month. And so that is really what the lag is. But it will kick in in the second half of the year.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 John, do basketball.

 John Martin - Time Warner Inc. - Chairman & CEO Turner Broadcasting System, Inc.

 Yes. So, Mike, listen, I feel really confident in the sports that we are in. And if you look across the industry ratings in general have improved recently as we have moved past the election and we have seen better matchups and more competitive games.

So I think that indicates that the declines that were occurring back in the summer and the early fall are not really necessarily indicative of secular trends. And we are seeing very strong advertiser demand for both the NBA and the NCAA men's basketball championship. So we continue to feel really good about our premium sports properties.

But just to amplify one more thing. You can't forget about the importance of match ups and competitive games. And when we look at the season, whether it is Cleveland versus Golden State or Oklahoma versus the Clippers or the Lakers versus Portland, those games all performed extremely well with us growing year over year.

So, I think we are going to continue to hope for competitive games. But we love the advertiser demand and we are optimistic that we are going to be able to continue to grow our ratings for these properties.

 Michael Morris - Guggenheim Securities LLC - Analyst

 Great, thank you.

Operator

 Vasily Karasyov, CLSA.

 Vasily Karasyov - CLSA - Analyst

 My question is for Kevin. Kevin, you had a fantastic couple of years at Warner Bros. But if one was to look forward, you are already number one supplier in TV. You have the international box office which fueled growth for many in the past decade is not growing anymore as fast.

Games come and go, what gives you confidence that you can continue to deliver growth from this very high base at this point? Can you just give us an idea what the drivers are maybe a little longer-term than 2017 what Howard outlined? Thank you very much.

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 Great, thank you for the question. I think that as Howard mentioned both for 2017 and beyond, we still believe that there is growth in the theatrical business. Our franchise strategy is off to a great start; we think we are going to continue that in 2017 and we look at what we have in 2018 and 2019 and we feel very good about it.

We also feel that we could still grow in television. And while the growth won't occur primarily in broadcast where we have been number one for a long time, we do feel that there are opportunities in premium, in pay and cable. I feel really good about the fact that we did Westworld with HBO and Richard this year and Animal Kingdom with John. And we had some really big hits for Netflix with Fuller House and Gilmore Girls as well. So that is a business that we think that we can grow and continue to grow.

Games, again, a business while it is lumpy we feel like we can create more sustainable pipeline as we get more to scale there on the console side. We have two big console games this year. And it is our goal to be able to put out a more consistent path of those games but also grow mobile, which doesn't have that lumpiness.

So if you look at those three big drivers on the content side that creates opportunities for consumer products. And geography wise we think that there is big opportunity in China. We continue to develop a SVOD service that is doing very well with our partner Tencent.

And we also believe that our partnership to create local language content as well as export content into China is going to create a big growth opportunity for the Company in the coming years. So we think that we feel good about 2017 and, more importantly, we feel about the growth trajectory going forward.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Vasily, this is Jeff. I just want to thank you for asking a question to Kevin. He flew all the way here from LA, it is 5:00 in the morning for him. And for pointing out that he is doing -- that Warner is doing so well. Thank you.

 Vasily Karasyov - CLSA - Analyst

 My pleasure, thank you.

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 I will get you the studio tour tickets later (laughter).

Operator

 Benjamin Swinburne, Morgan Stanley.

 Ryan Fiftal - Morgan Stanley - Analyst

 Hi, it is actually Ryan Fiftal on for Ben. So if there are any tickets left I will ask one for Kevin and then I have one for Richard as well, if I may. So, Kevin, on early VOD can you give us any update on progress you are making constructing a new window there? And then maybe on -- I guess on your list of strategic priorities, how high does premium VOD rank as something you think can move the needle for Warner's?

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 I was talking to Jeff about this yesterday. I think that we are making a lot of progress because part of the reason that is driving us is -- it is consumers and the economics of the film business. Because I think what you're seeing is -- we talk a lot about these franchises, but the middle of the market in the theatrical business has gotten extremely tough. And we do think that having products like this that are giving movies to consumers who want them earlier in the home is a big opportunity.

So, we have been aggressively working with exhibitors to talk about models that will grow the market versus cannibalize the market. And we think that we are making a lot of progress on that end, because ultimately it is not really about the business model per se, but it is really about giving consumers what they want. Because if we don't give it to them they are going to go to the pirated version.

So this is very high on our list. And I think that it has the potential to change some of the economics of some of the films, the adult dramas, that we are having problems with right now on the theatrical side, which is really important for a Company like ours that creates a real broad slate every year.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 So, what was your second question? I didn't catch it.

 Ryan Fiftal - Morgan Stanley - Analyst

 Oh, no, I haven't asked it. So thank you, Kevin. And, Richard, it sounds like your HBO's OTT business has accelerated quite a bit. So can you give us any sense of how important distribution through Amazon has been to that growth? I think it has only been a few months, if I am right there, that you have been on that platform. But any color on the early results and performance there would be helpful. Thank you.

 Richard Plepler - Time Warner Inc. - Chairman & CEO Home Box Office, Inc.

 Sure. We are thrilled with it. It has accelerated very quickly. And I think it shows what we have said all along, which is the more opportunities we have to distribute HBO through a multitude of different distribution services and give our consumer the option to get it however and wherever they want the better it is for our brand.

So, they have been a terrific new partner; there will be other digital partners that you will see announced in the coming weeks and months. And that is why we are so optimistic not only about our traditional business but about our OTT business as well.

 Ryan Fiftal - Morgan Stanley - Analyst

 All right, thank you.

Operator

 Alexia Quadrani, JPMorgan.

 Alexia Quadrani - JPMorgan - Analyst

 Two questions, please. First on Warner Bros. Kevin, given the rapid demand that we have seen in original content or demand for TV series, it is clearly been obviously a big benefit for Warner Bros. But sort of digging into that a bit further beyond just having higher demand, we are hearing that the terms have become much more favorable to the producers of these TV series in terms of guaranteed pickup of an entire series or better pricing and such.

Is that a real notable change in the sense are you seeing -- I mean is it more like just chatter about it, or are you actually seeing real benefits from that sort of shift in leverage to the studio side?

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 I think there is a shift in leverage in the high-quality shows that are really break out. And the bifurcation that we are seeing kind of on the theatrical side where a disproportionate share of the revenue is going for the bigger movies, these big franchise movies are taking a bigger and bigger share.

The big television shows like Westworld that break out are more valuable than ever because there is more original content being out there but there is less things as a result because there is more competition for things that really break out. And so when you have those and you have AAA talent who typically garner that kind of attention I think it is more valuable and there is a little bit more leverage on that side.

 Alexia Quadrani - JPMorgan - Analyst

 And then just a quick question on Turner if I can. I think you guys have previously said, if I remember correctly, that CNN should have record profitability in 2017. And I guess with such the news frenzy sort of that has sustained, which is obviously good news for viewership, but given new administration and all the chaos there. Can costs really come down I guess significantly this year? Just any color around that would be great.

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 Well, CNN has started the year with a continuing amount of significant momentum that it took outside of last year. As Jeff said, it is the most watched year ever in the history of CNN. It was closer to Fox News than it has been in eight years and had the greatest advantage over MSNBC since 2009.

And the strategy this year, we fully expect that linear ratings for the entire year are not going to be able to stay at last year's record levels. So we could have some difficult advertising comps. But CNN still has great momentum thanks to its strategy which is multi-pronged.

It is going in on all -- it is going all in on covering big stories, it is adding originals, there will be more hours of originals this year than in the past, which brings younger viewers to the network and usually garners big audiences. And it is investing in digital, which we expect is going to keep growing. It has been growing ad revenue double-digits. Digital now represents 25% of all CNN's overall ad revenue. And last year had its best year ever overtaking Yahoo! News.

So, I think CNN is positioned for another record year of profit growth in 2017. We are highly confident that we are going to be able to achieve that. And that is going to be led by a healthy increase in affiliate revenues and absolutely lower election (technical difficulty) expenses.

 Alexia Quadrani - JPMorgan - Analyst

 Thank you very much.

Operator

 Kannan Venkateshwar, Barclays.

 Kannan Venkateshwar - Barclays Capital - Analyst

 Jeff, just one question on (inaudible). Recently you decided to walk away from BAMTech and focus on a JV with NBC. Given the focus on digital distribution, just wanted to understand the thought process behind that.

And, Howard, just one question on (inaudible) on HBO. I think this quarter again some of the programming amortization lifetime was changed. I think this was the second quarter over the last year. Just wanted to understand the thought process behind that. Thanks.

 Richard Plepler - Time Warner Inc. - Chairman & CEO Home Box Office, Inc.

 It is Richard, let me answer your BAMTech question. First of all our deal with BAM goes through the end of this year. So we are still working very closely with them. We obviously partnered with them to help launch HBO NOW, but at the same time we were parallel processing building our own tech stack which I will remind you was in place and enabled us to launch HBO GO.

So we have always had it in mind that we would create the ability to blend the tech stacks for Go and NOW, build one global platform and have our own capacity to launch streaming services all over the world. That is what we have done. They have been absolutely an enhanced part of our strategy. And we will continue to work with them I expect over the years. But we also are going to move forward to doing it on our own.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Let me just add -- this is Jeff, before Howard to get to (inaudible). John, you have got iStreamPlanet; Kevin, you have got FilmStruck. We have platforms like that across the Company and AT&T has it also. So bear that in mind as you think about essentially the building capabilities across the Company to deliver direct-to-consumer a variety of products, SVOD platforms and other kinds of direct to consumer platforms.

 Richard Plepler - Time Warner Inc. - Chairman & CEO Home Box Office, Inc.

 And right now a lot of the technology stacks that you were just referring to have complementary capabilities. Some are better with live streaming, some are better with VOD, some have customer care capabilities. And the goal would be for us to work more collaboratively over time to rationalize the overall technology footprint. And as you said, really excited to see how AT&T can help supercharge that.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Kevin, do you want to add?

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 No, I think that we are looking at a number of things between Turner and Warner Bros. where we are doing exactly that because --.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Like the kids enterprise.

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 We haven't announced. But the -- but there is things that we are doing to take advantage exactly what you said, that there are certain things that are -- we all do that are slightly different and that keeping is just taking the best of the best.

 Howard Averill - Time Warner Inc. - EVP & CFO

 On the amortization, so back in the second quarter we did make a change that -- in our amortization which really was a reflection of how our programming was being used, particularly with a lot of On Demand and HBO GO. The programming is -- it does have a longer life. So we did make an adjustment.

But just to be clear, it's still significantly accelerated as it was before where the vast majority of the costs are incurred upfront. But we did have a benefit -- most of the benefit, by the way, came in the second quarter when we made the change. We did have about $20 billion of benefit in the fourth quarter. And as we look ahead to next year we don't see any net benefit from that as we look ahead to 2017.

 Kannan Venkateshwar - Barclays Capital - Analyst

 All right, thank you.

Operator

 Bryan Kraft, Deutsche Bank.

 Bryan Kraft - Deutsche Bank - Analyst

 Wanted to ask a couple questions on HBO. I guess, first, how are you thinking about using the incremental margin that will be generated by the acceleration in affiliate growth? Are you thinking of reinvesting it to expand in the content slate, marketing to drive more sub growth or will we see some of that flow to the bottom line and expand margins?

And then also just wanted to ask if you could comment just on the behavior that you have seen in terms of churn. Obviously around big content releases like Game of Thrones and Westworld you are going to see higher gross adds. And just curious if you can comment on what you have seen after people have consumed those series whether they stick around. Thanks.

 Richard Plepler - Time Warner Inc. - Chairman & CEO Home Box Office, Inc.

 Yes, let me do the second first. On churn, particularly over the last few months we have seen the lowest churn really since the beginning of introducing HBO NOW and our OTT product. That I think as a result of two things. Number one, as our subscriber base ages there is of course less churn. Number two, I think it's speaks to the quality of the content and the range of the content.

I think it is important to remember when you look at the usage on digital platforms and On Demand you see that usage going across a wide range of categories. It is not just Westworld and Game of Thrones and The Night Of, it is comedies, it is late night, it is documentaries it is sports programming. It is important to punctuate that the usage of HBO programming is across a wide range of genres. And we are in the business of course of creating great content. So we are very encouraged by what we have seen on churn.

Your question about investment, yes, we are going to take those margins and we are going to invest a lot of it in what we do for a living, which is trying to make the best content and curate the best content across a lot of different genres of our programming.

And the exciting thing is the amount of talent that continues to come to the door with new projects literally on a weekly basis gives us no shortage, in fact, gives us [an embarrassment] of riches to choose from. And we are very excited about the announcements that you will see in the coming weeks for 2018. And the investment that we are going to make robustly in programming speaks to I think the best of the brand.

 Bryan Kraft - Deutsche Bank - Analyst

 Okay, thanks, Richard.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 Rob, I think we have time for just one more question now.

Operator

 Doug Mitchelson, UBS.

 Doug Mitchelson - UBS - Analyst

 I wanted to throw my hat in the ring for tickets as well. So, Kevin, is there a meaningful incremental revenue opportunity for in-season stacking rights or has that been captured already? And since it is a new year, any evolution that we should expect in SVOD licensing strategy especially since Time Warner obviously last year joined Hulu as a minority shareholder?

For Jeff and for Jeff, there has been a lot of discussion on over-the-top and direct-to-consumer on this call and others in media. I was curious, do you look at the TV network business as ultimately continuing to be a regional business or developing into a global network business?

And the reason I ask is there is an argument that TV networks are going global and direct-to-consumer and that those economics will be superior and more sustainable and Netflix and Amazon are there, Fox is headed there quickly. You have got CNN globally but many of your other networks are regional. So I am just curious how do you see the marketplace evolving and what it might mean, if anything, for Time Warner in that regard? Thanks.

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 On the stacking rights, I think that we are confident that we are going to be able to reach stacking rights agreements with everyone. And all the networks that we do business with will have the capability to be able to offer a range of product with stacking rights that we think it is great for the consumer. And you are looking at what the viewing trends are and they need to be able to do that.

As it relates to any change in the way that we kind of view SVOD and our licensing strategy, I think that we continue to look at it on a product-by-product basis and we continue to evaluate it and we are going to continue doing that. But the marketplace is evolving both domestically and internationally. And I think that you are going to continue to see everyone kind of look at and evaluate each piece of content going forward.

 Doug Mitchelson - UBS - Analyst

 And to be clear, is the in-season stacking rights pulling forward syndication revenue or do you think it is a net increase in the monetization of your TV product?

 Kevin Tsujihara - Time Warner Inc. - Chairman & CEO Warner Bros. Entertainment, Inc.

 Yes, it is a net increase of the license fee of the existing license fee for that run. It is not seen as a syndication piece.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Well, you can do it both ways.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 You could but it's primarily driven that way.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 So if you're asking -- I think you are asking about national networks and SVOD services say across the United States versus global across 7 billion people, is that what you are asking?

 Doug Mitchelson - UBS - Analyst

 Yes. I was asking if you think the world is headed that way and if it has any implications for Time Warner.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

 Okay. Well, yes, the world is heading, as we all know, towards more global access by people to either a given show or a given network. And as you see the development of that -- I know you are referencing some brands that started in the tech world. If you think of something like either CNN or HBO and then you can expand that out to other networks.

Things like CNN and HBO are global brands; they have got global distribution now. What we have been doing over the years is we have essentially tried to capitalize on these SVOD and linear network opportunities going global in terms of territory and going digital in terms of VOD across platforms, so not just TV but mobile devices. You are -- the bulk of people and in India or Brazil are watching differently on different device setups than say those in Western Europe or the United States.

So we have been pursuing essentially that strategy of distribution for our networks that optimizes the reach of whatever distribution is in place. If you look at -- so there is a combination, HBO is an easy way to describe it because it started VOD and it started more global distribution as did CNN.

So we have got places where HBO is over the top direct as a network, we just launched a few in Western Europe, Spain, we are launching in Latin America. We have things in Eastern Europe like that. We also have HBO in Western Europe licensed into other SVOD like Sky and other sorts of platforms if they have superior reach and can therefore get our programming, which is usually branded as HBO neighborhood programming.

And it then creates a choice as time goes on of whether we decide to move to direct network full schedule, or whether we continue to license to optimize the value of the network name and the programming associated with it. You have got examples of Turner doing that at FilmStruck, you have got examples of Warner's doing it in China with -- what are we the second largest SVOD service in China? And HBO is right alongside of that licensed into that service.

So, yes, it is of course -- everybody that has programming and that can support a network will try to create optimal reach either for the shows or the network. And to the extent you can fill it out to a full network that is a valuable asset. And we are moving in that direction where we can and we are moving to supply those networks that have the reach and can collect the money for us where those conditions don't apply.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 Great, thanks, Jeff.

 Doug Mitchelson - UBS - Analyst

 That is very helpful. Thank you.

 Jessica Holscott - Time Warner Inc. - SVP of IR

 So thank you, everyone, for joining. This concludes the earnings call. So thank you.

Operator

 Thank you. You may now disconnect your lines at this time. Thank you for your participation.